UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41834

DECENT HOLDING INC.
(Translation of registrant’s name into English)

4th Floor & 5th Floor North Zone, Dingxin Building
No. 106 Aokema Avenue,
Laishan District, Yantai, Shandong Province

People’s Republic of China 264003
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Extraordinary General Meeting of Shareholders

On May 9, 2025, at 9 A.M., Beijing Time (May 8, 2025, at 9 P.M. Eastern Time), Decent Holding Inc. (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”) at the principal executive offices of the Company located at 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province, People’s Republic of China 264003. Holders of 15,065,349 ordinary shares of the Company were present in person or by proxy at the Meeting, representing approximately 92.71% of the total 16,250,000 outstanding ordinary shares as of the record date of March 25, 2025, and therefore constituting a quorum of the ordinary shares outstanding and entitled to vote at the Meeting as of the record date. All matters voted on at the Meeting were approved as recommended by the Board of Directors of the Company and were approved at the Annual Meeting. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

		For	Against	Abstain
Proposal One:	By an ordinary resolution, to approve:
	(i) re-classifying all 16,250,000 Ordinary Shares issued and outstanding into class A ordinary shares with a par value of US$0.0001 each, each having one (1) vote per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;
	(ii) re-designating 5,000,000 Ordinary Shares issued and outstanding into 5,000,000 class B ordinary shares with a par value of US$0.0001 each, each having twenty (20) votes per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and
	(iii) re-designating the remaining 483,750,000 authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis. (the “Re-designations”)
	Under the Re-designations, the authorised share capital of the Company is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of (i) 495,000,000 Class A Ordinary Shares, and (ii) 5,000,000 Class B Ordinary Shares.	14,945,087	120,063	200
Proposal Two:	By a special resolution, to approve the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the change in the authorized share capital and to set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.	14,949,287	116,063	0
Proposal Two:	By an ordinary resolution, to approve the repurchase and issuance of shares of certain shareholder as follows:	15,028,103	37,246	1

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held Giving Effect to Share Re- designation and Re-classification	Number of Shares to be Held Giving Effect to Share Re-designation and Re-classification, Repurchase and Issuance
Decent Limited	13,026,000 Ordinary Shares	13,026,000 Class A Ordinary Shares	8,026,000 Class A Ordinary Shares 5,000,000 Class B Ordinary Shares

The Company’s Amended and Restated Memorandum and Articles of Association is filed as Exhibit 3.1 to this Current Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2025	Decent Holding Inc.

	By:	/s/ Haicheng Xu
	Name:	Haicheng Xu
	Title:	Chief Executive Officer

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